Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 10, 2017

Relating to Preliminary Prospectus dated March 1, 2017

Registration No. 333-216078

Canada Goose Holdings Inc.

Free Writing Prospectus

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 1, 2017 relating to this offering, or Preliminary Prospectus, included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-216078) relating to the initial public offering of subordinate voting shares of Canada Goose Holdings Inc. On March 10, 2017, we filed Amendment No. 2 to the Registration Statement on Form F-1 relating to this offering of subordinate voting shares (“Amendment No. 2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1690511/000119312517078937/d289883df1a.htm

All references in this free writing prospectus to “the company,” “Canada Goose,” “we,” “us” and “our” refer to Canada Goose Holdings Inc. and its consolidated subsidiaries.

This free writing prospectus presents below certain information included in Amendment No. 2 in the section referenced below and supplements the Preliminary Prospectus and supersedes the information contained in the Preliminary Prospectus to the extent such information is inconsistent with the information in this free writing prospectus. You should carefully read Amendment No. 2 before deciding to invest in the subordinate voting shares of Canada Goose:

Certain disclosure set forth in the Preliminary Prospectus under “Summary Historical Consolidated Financial and Other Data” has been updated as follows:

	Nine months ended December 31, 2016	Fiscal Year ended March 31, 2016
Pro forma statement of operations data(2):
Pro forma net income	46,334	25,775
Pro forma earnings per share—
Basic	0.43	0.24
Diluted	0.43	0.24

(2) … The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended March 31, 2016 and the nine months ended December 31, 2016:

	Nine months ended December 31, 2016	Fiscal Year ended March 31, 2016
Net income as reported	$45,071	$26,485
Decrease in management fees (a)	1,560	1,092
Net (increase) decrease in interest expense (b)	135	(2,042)
(Increase) in income tax expense (c)	(432)	240

Pro forma net income	$46,334	$25,775

Pro forma weighted average shares outstanding(d)
Basic	107,149,000	107,149,000
Diluted	108,900,470	108,829,207
Pro forma basic net income per share	$0.43	$0.24
Pro forma diluted net income per share	$0.43	$0.24

Certain disclosure set forth in the Preliminary Prospectus under “Executive Compensation—Agreements with our Named Executive Officers” has been updated as follows:

Agreements with our Named Executive Officers

We have entered into an employment agreement with each of our named executive officers, and, in connection with this offering, we have amended and restated Mr. Reiss’s agreement. The terms of the agreements, including the amended and restated agreement, are as follows.

Base Salaries and Bonus Opportunities

Under his employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors. Mr. Reiss is also eligible for an annual incentive bonus targeted at 75% of his base salary. The employment agreement also provides for participation by Mr. Reiss in our long-term equity incentive plans.

…

Severance

If Mr. Reiss’s employment were terminated by us without cause or he resigned for good reason, he would be entitled to (i) a severance amount representing two times Mr. Reiss’s annual base salary plus two times the average amount of the annual bonus earned by Mr. Reiss in the two complete fiscal years preceding the date of termination of employment, (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year and (iii) continued participation in our benefit plans for a period of 24 months following the date of termination of employment.

Canada Goose has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canada Goose has filed with the SEC for more complete information about Canada Goose and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Canada Goose, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC Capital at (416) 956-3636, Credit Suisse Securities (USA) LLC at (800) 221-1037, Goldman, Sachs & Co. at (866) 471-2526, or RBC Capital Markets at (416) 842-5349.